FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-255934-01

From: Spgsyndicate Bmo Capital Markets (BMO CAPITAL MARKETS) < [REDACTED] >

Sent: Wednesday, February 2, 2022 1:13 PM

Subject: BMO 2022-C1 -- New Issue Announcement Public (ext)

BMO 2022-C1 -- New Issue Announcement Public (ext)

$935.334mm Offered Conduit CMBS

Co-Lead Managers & Joint Bookrunners: BMO Capital Markets Corp., Deutsche Bank Securities and KeyBanc Capital Markets Inc.

Co-Managers: Bancroft Capital, LLC and Drexel Hamilton, LLC

Rating Agencies: Fitch/S&P/KBRA

Offering Type: SEC-Registered

Offered Certificates-Public

Class	Fitch/S&P/KBRA	Total Size ($mm)	Avail Size ($mm)	WAL(yr)	Credit Support	LTV	NOI DY
A-1	AAAsf/AAA(sf)/AAA(sf)	17.581	17.029	2.57	30.000%	37.4%	15.6%
A-2	AAAsf/AAA(sf)/AAA(sf)	150.154	145.436	4.86	30.000%	37.4%	15.6%
A-3	AAAsf/AAA(sf)/AAA(sf)	67.774	65.644	7.05	30.000%	37.4%	15.6%
A-4*	AAAsf/AAA(sf)/AAA(sf)	206.488	200.000	9.75	30.000%	37.4%	15.6%
A-5*	AAAsf/AAA(sf)/AAA(sf)	303.173	293.647	9.87	30.000%	37.4%	15.6%
A-AB	AAAsf/AAA(sf)/AAA(sf)	25.170	24.379	7.35	30.000%	37.4%	15.6%
A-S	AAAsf/AAA(sf)/AAA(sf)	93.541	90.602	9.88	21.500%	41.9%	13.9%
B	AA-sf/AA+(sf)/AA(sf)	52.273	50.631	9.95	16.750%	44.5%	13.1%
C	A-sf/A+(sf)/A-(sf)	49.522	47.966	9.96	12.250%	46.9%	12.4%

*Sizes and WALs subject to change as detailed in the attached Term Sheet. Range of possible available sizes below:

A-4: $0 - $200mm Available

A-5: $293.647mm – $493.647mm Available

Transaction Summary

Pool Balance: $1,122,007,709

Number of Loans: 77

Number of Properties: 234

WA Mortgage Rate: 3.79281%

WA UW NCF DSCR: 2.60x

WA Cut-Off LTV: 53.4%

WA UW NOI Debt Yield: 10.9%

10 Largest Loans as % IPB: 38.0%

WA Orig. Term to Maturity: 110

Loan Sellers: BMO (36.2%), SMC (19.6%), Keybank (18.0%), Sabal (13.1%), GACC (9.4%) and BMO/SMC (3.6%)

TOP 5 States: NY (13.6%), FL (11.1%), NJ (8.1%), CA (7.7%) and TX (6.7%)

TOP 5 Property Types: Office (30.1%), Retail (22.1%), Self-Storage (15.8%), Multifamily (15.2%), Hospitality (5.9%)

U.S. Risk Retention: Vertical

E.U. Risk Retention: The transaction is not structured to satisfy the EU risk retention and due diligence requirements.

Master Servicer: KeyBank National Association

Special Servicer: CWCapital Asset Management LLC

Trustee: Wilmington Trust, National Association.

Certificate Administrator: Computershare Trust Company, National Association

Operating Advisor/Asset Representations Reviewer: Park Bridge Lender Services LLC

Directing Holder/Controlling Class Representative: Sabal Strategic Opportunities Fund, L.P.

Offering Materials

Structural and Collateral Term Sheet

Attached

Annex A

Attached

Preliminary Prospectus

Attached

Anticipated Timing

Anticipated Pricing: Week of February 7, 2022

Anticipated Settlement: Mon, Feb 28, 2022

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-255934) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-864-7760.

THESE MATERIALS ARE BEING PROVIDED TO YOU FOR INFORMATIVE PURPOSES ONLY IN RESPONSE TO YOUR SPECIFIC REQUEST. THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE UNDERWRITERS AND/OR THEIR AFFILIATES OR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY SECURITY OR CONTRACT DISCUSSED IN THESE MATERIALS. THE INFORMATION CONTAINED HEREIN SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR AND WILL BE SUPERSEDED BY INFORMATION DELIVERED TO SUCH PROSPECTIVE INVESTOR PRIOR TO THE TIME OF SALE.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

This email is being sent to you for your use only, and should not be forwarded to anyone else without the express permission of BMO Capital Markets or any affiliates thereof. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A. (member FDIC), Bank of Montreal Europe p.l.c, and Bank of Montreal (China) Co. Ltd, the institutional broker dealer business of BMO Capital Markets Corp. (Member FINRA and SIPC) and the agency broker dealer business of Clearpool Execution Services, LLC (Member FINRA and SIPC) in the U.S., and the institutional broker dealer businesses of BMO Nesbitt Burns Inc. (Member Investment Industry Regulatory Organization of Canada and Member Canadian Investor Protection Fund) in Canada and Asia, Bank of Montreal Europe p.l.c. (authorized and regulated by the Central Bank of Ireland) in Europe and BMO Capital Markets Limited (authorized and regulated by the Financial Conduct Authority) in the UK and Australia.

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